Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 30, 2010.

Prospectus Supplement to the Prospectus dated April 6, 2009 and the Prospectus Supplement dated April 6, 2009 — No.

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$
Currency-Linked Notes due
(Linked to a Basket of Exchange Rates)

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be between 26 and 28 months after the original issue date, subject to adjustment) will be based on the performance of a basket of six equally-weighted foreign currency exchange rates against the U.S. Dollar (USD) as measured from the trade date to and including the valuation date (which will be set on the trade date, and is expected to be the fifth scheduled fixing day prior to the stated maturity date, subject to adjustment). The foreign currency exchange rates that comprise the basket are the Mexican Peso/U.S. Dollar, Australian Dollar/U.S. Dollar, Norwegian Krone/U.S. Dollar, Indian Rupee/U.S. Dollar, Singapore Dollar/U.S. Dollar and Malaysian Ringgit/U.S. Dollar, each expressed as the relevant foreign currency value of one U.S. dollar. By purchasing this note, investors will take the view that the foreign currencies in the basket will, on a net basis, appreciate in value as against the U.S. dollar over the period from the trade date to and including the valuation date. As more fully described below, the return on your note is not linked to the performance of the basket on a one to one basis, and you could lose up to 3% of your investment in the notes if the basket return is not greater than or equal to the threshold return (to be determined on the trade date, expected to be between 2% and 3%).

To determine your payment at maturity, we will first calculate the basket return, which is the percentage increase or decrease in the final basket level (which will be determined on the valuation date) from the initial basket level of 100. The basket return may reflect a positive return (based on any net appreciation in the value of the foreign currencies against the U.S. dollar) or a negative return (based on any net depreciation in the value of the foreign currencies against the U.S. dollar). On the stated maturity date, for each $1,000 face amount of your notes:

•

if the basket return is greater than or equal to the threshold return (to be determined on the trade date, expected to be between 2% and 3%), you will receive an amount equal to the greater of (x) the threshold settlement amount of $1,120.00 and (y) the product of (a) $1,000 times (b) the basket return;

•	if the basket return is less than the threshold return, you will receive only $970.00.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the basket on any other day than the valuation date. If at maturity the basket does not sufficiently appreciate by or beyond the threshold return you will have a loss for each $1,000 face amount that equals $30.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-14.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models (the amount of the excess will decline on a straight line basis over the period from the date hereof through December     , 2010). We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-8 so that you may better understand those risks.

Original issue date (settlement date):		Original issue price:	% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated                     , 2010.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-14. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, in each case relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $              in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement but prior to the settlement date

Basket currencies: the Mexican Peso (MXN), the Australian Dollar (AUD), the Norwegian Krone (NOK), the Indian Rupee (INR), the Singapore Dollar (SGD), and the Malaysian Ringgit (MYR)

Payment amount: on the stated maturity date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•

if the basket return is greater than or equal to the threshold return (to be determined on the trade date, expected to be between 2% and 3%), you will receive an amount equal to the greater of (x) the threshold settlement amount and (y) the product of (a) $1,000 times (b) the basket return; or

•	if the basket return is less than the threshold return, you will receive only the minimum settlement amount

Purchase at amount other than face amount: The amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Risk Factors — If you Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount”

Minimum settlement amount: $970

Exchange rates: the exchange rate for each basket currency, expressed as the foreign currency value of one U.S. dollar (“USD”)

Threshold return (to be determined on the trade date): expected to be between 2% and 3%

Threshold settlement amount: $1,120 per $1,000 face amount of the notes

Initial exchange rates (to be set on the trade date): the initial exchange rates with respect to each basket currency, expressed as the foreign currency value of one U.S. Dollar, are as set forth in the table below:

Exchange Rate	Initial Exchange Rate
MXN/USD
AUD/USD*
NOK/USD
INR/USD
SGD/USD
MYR/USD

*	The Australian dollar convention is generally quoted as U.S. dollars per Australian dollar (USD/AUD). For calculation consistency purposes, the initial exchange rate for the Australian dollar has been converted to the Australian dollar/U.S. dollar (AUD/USD). The calculation is 1 divided by the observed level of the USD/AUD exchange rate on the relevant date.

Final exchange rates for MXN/USD, AUD/USD, NOK/USD and SGD/USD: with respect to the Mexican Peso, Australian Dollar, Norwegian Krone and Singapore Dollar, the final exchange rate (expressed as the relevant foreign currency value of one U.S. dollar) will be determined on the valuation date by reference to the London mid-market rate published by WM Company and displayed on the relevant Reuters page at 4:00 p.m. London time for such basket currency (or any successor or replacement service or page), as determined by the calculation agent, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” on page S-17

Final exchange rate for INR/USD: with respect to the Indian Rupee, the final exchange rate (expressed as the INR value of one U.S. dollar) will be determined on the valuation date by reference to the INR/USD rate published by the Reserve Bank of India which appears on the Reuters Screen RBIB Page at approximately 12:30 p.m., Mumbai time (or any successor or replacement service or page), as determined by the calculation agent, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” on page S-17

Final exchange rate for MYR/USD: with respect to the Malaysian Ringgit, the final exchange rate (expressed as the MYR value of one U.S. dollar) will be determined on the valuation date by reference to the MYR/USD rate published by the Association of Banks in Singapore, which appears on the Telerate Page 50157 to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time (or any successor or replacement service or page), as determined by the calculation agent, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” on page S-17

The relevant Reuters or Telerate pages, as applicable, for each basket currency are as follows:

Exchange Rate	Reuters or Telerate Page
MXN/USD	WMRSPOT10
AUD/USD	WMRSPOT12
NOK/USD	WMRSPOT06
INR/USD	RBIB
SGD/USD	WMRSPOT13
MYR/USD	Telerate 50157

Initial basket level: the initial basket level will be set at 100 on the trade date

Final basket level: the final basket level will equal the initial basket level times the sum of the results of (i) the final exchange rate for each basket currency divided by (ii) the initial exchange rate for each basket currency times (iii) 16 2/3%, as determined by the calculation agent on the valuation date, subject to the circumstances described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” on page S-17 and “— Market Disruption Event” on page S-19

Basket weightings: the exchange rates are equally weighted, as set forth in the table below:

Exchange Rate	Weighting in Basket
MXN/USD	16 2/3%
AUD/USD	16 2/3%
NOK/USD	16 2/3%
INR/USD	16 2/3%
SGD/USD	16 2/3%
MYR/USD	16 2/3%

Basket return: the quotient of (1) the initial basket level minus the final basket level divided by (2) the initial basket level, expressed as a positive or negative percentage

Trade date:

Original issue date (settlement date): expected to be the fifth business day after the trade date

Stated maturity date (to be set on the trade date): expected to be between 26 months and 28 months after the settlement date, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-16

Valuation date (to be set on the trade date): expected to be the fifth fixing day prior to the originally scheduled maturity date, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Valuation Date” on page S-16 and “— Consequences of a Non-Fixing Day” on page S-17

Fixing day: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Fixing Day” on page S-18

Business day: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Business Day” on page S-18

Market Disruption Event: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Market Disruption Event” on page S-19

Scheduled Holiday: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Unscheduled and Scheduled Holiday” on page S-18

Unscheduled Holiday: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Unscheduled and Scheduled Holiday” on page S-18

Interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Calculation agent: Goldman, Sachs & Co.

CUSIP no.:

ISIN no.:

HYPOTHETICAL EXAMPLES

The following tables and charts are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical basket returns on the valuation date could have on the payment amount, assuming all other variables remain constant. No one can predict what the market value of the basket currencies will be on the valuation date. The basket currencies have been highly volatile — meaning that the exchange rates have changed substantially in relatively short periods — in the past and their performance cannot be predicted for the future. The final basket level can appreciate or depreciate due to changes in any of the exchange rates.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the basket currencies.

The information in the table and chart reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you receive for your notes may, be significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-8 and “— The Market Value of Your Notes May Be

Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-11. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount per note	$1,000

Initial basket level	100

Threshold return	3%

No market disruption event occurs

No change in or affecting the composition of the basket

No change in the relative weighting of the basket currencies

Notes purchased on the original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the exchange rates over the life of the offered notes, as well as the payment amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rates shown elsewhere in this prospectus supplement. For information about the exchange rates during recent periods, see “The Basket Currencies — Historical Exchange Rates” on page S-22. Before investing in the offered notes, you should consult publicly available information to determine the exchange rates between the date of this prospectus supplement and the date of your purchase of the offered notes.

The examples below are based on a range of basket returns that are entirely hypothetical; no one can predict what the basket return will be on the valuation date. Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket currencies.

The levels in the left column of the following table represent hypothetical basket returns. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical basket returns and are expressed as percentages of the face amount of a note (rounded to the nearest one hundredth of one percent). Thus, a hypothetical payment amount of 125.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 125.00% of the face amount of a note, based on the corresponding hypothetical basket return and the assumptions noted above.

The basket return will be determined based on the performance of each of the exchange rates. The initial basket level is 100. The final basket level will be equal to the initial basket level times the sum of the results of (i) the final exchange rate for each basket currency divided by (ii) the initial exchange rate for each basket currency times (iii) 16 2/3%.

Hypothetical Basket Return	Hypothetical Payment Amount (as Percentage of Face Amount)
50.00%	150.00%
25.00%	125.00%
15.00%	115.00%
12.00%	112.00%
10.00%	112.00%
5.00%	112.00%
3.00%	112.00%
2.00%	97.00%
1.00%	97.00%
0.00%	97.00%
-1.00%	97.00%
-5.00%	97.00%
-25.00%	97.00%
-50.00%	97.00%
-75.00%	97.00%
-100.00%	97.00%

If, for example, the basket return was determined to be -50.00%, the payment amount that we would deliver to you at maturity would be 97.00% of the face amount of your notes. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 3.00% of your investment. If, however, the basket return was determined to be 5.00%, the payment amount that we would deliver on your notes at maturity would be 112.00% of the face amount of your notes, as shown in the table above, which reflects a return equaling 12.00% — the greater of 12.00% and the basket return of 5.00%. If the basket return was determined to be 50.00%, the payment amount that we would deliver on your notes at maturity would be 150.00% of the face amount of your notes, as shown in the table above, which reflects a return equaling 50.00% — the greater of 12.00% and the basket return of 50.00%.

The following chart shows a graphical illustration of the hypothetical final payment amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the basket return was any of the hypothetical levels shown on the horizontal axis.

The payment amounts shown above are entirely hypothetical; they are based on basket returns that may not be achieved on the valuation date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payment amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-11.

We cannot predict the actual basket return or what the market value of your notes will be on any given fixing day, nor can we predict the relationship between the basket level and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual initial exchange rates and the threshold return that we will set on the trade date and the actual basket return determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table and hypothetical examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions

or Any Other Relevant Factors, the Value of Your Notes on the Trade Date (As

Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May,

Be Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through December     , 2010. After December     , 2010, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. for the notes would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price, taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

You May Lose Up To 3% of Your Investment

in the Notes Even if the Basket Return is

Zero or Positive

The final payment amount for each note may be less than the $1,000 face amount of your notes even if the basket return is positive. Unless on the valuation date the basket return exceeds the threshold amount (which will be determined on the trade date and is expected to be between 2% and 3%), the calculation used to determine your payment at maturity will produce an amount less than $1,000. Therefore, a zero or positive basket return may result in a loss of principal invested in the notes, which may include any premium to face amount you paid when you purchased the notes.

Also, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes. Consequently, if you sell your notes before the stated maturity date, you may receive less than the amount of your investment in the notes.

Linking the Return on the Notes to a Basket of Exchange Rates Instead of a Single Exchange Rate May Lower the Return on Your Investment

Because the payment amount at maturity will be based on the performance of each of the basket currencies against the USD, a significant appreciation of one or more basket currencies relative to the USD from the trade date to the valuation date may be substantially or entirely offset by the depreciation of one or more other basket currencies relative to the USD during the same time period.

The Return on Your Notes Will Depend on Changes in the Exchange Rates of the

Basket Currencies and Is Subject to Foreign Currency Exchange Risk

Any amount that we pay on the maturity date on the outstanding face amount of your notes will be based upon the difference between the final basket level and the initial basket level. Fluctuations in the exchanges rates for the basket currencies relative to the USD will affect the market price of your notes, the basket level and the amount payable at maturity.

The exchange rates for the basket currencies relative to the USD are the result of the supply of, and the demand for, those basket currencies. Changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or area of each basket currency and the United States, including economic and political developments in other countries.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments; and

•	the extent of governmental surpluses or deficits in the relevant foreign country and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries and the United States and other countries important to the international trade and finance.

We cannot assure you that a currency crisis or significant devaluation will not happen in the future to one or more of the basket currencies during the term of the notes. If one or more of the basket currencies experiences devaluation, the value of the notes will be significantly adversely affected.

The Future Performance of the Exchange

Rates Cannot Be Predicted by Their

Historical Performance

The future performance of the basket currencies cannot be predicted based on their historical performance. Changes in the value of each basket currency relative to the USD will affect the market value of the notes. However, it is impossible to predict whether the basket currencies will appreciate or depreciate relative to the USD from the trade date to the valuation date.

We May Sell an Additional Aggregate

Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

If you Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower, and the minimum settlement amount would represent a lower level of return on your investment in the notes, than it would have been had you purchased the notes at face amount or a discount to face amount.

Intervention in the Foreign Currency Exchange Markets by the Countries Issuing the Basket Currencies Could Materially and Adversely Affect the Value of Your Notes

Specific currencies’ exchange rates are volatile and are affected by numerous factors specific to each foreign country. Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the basket currencies or the USD use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Currency developments may occur in any of the countries issuing the basket currencies to which your notes are linked. Often, these currency developments impact foreign currency exchange rates in ways that cannot be predicted.

Governments may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the offered notes is that their liquidity, trading value and payment amount could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.

There will be no offsetting adjustment or change made during the life of your notes in the event that any floating exchange rate should become fixed, any fixed exchange rate should be allowed to float, or that the band limiting the float of any basket currency should be altered or removed. Nor will there be any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the basket currencies, the USD, or any other currency.

A weakening in the exchange rate of any of the basket currencies relative to the USD may have a material adverse effect on the value of your notes and the return on an investment in your notes.

Even Though Currencies Trade Around-The- Clock, Your Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for your notes, if any trading market develops, will not conform to the hours during which the basket currencies are traded. Significant price and rate movements may take place in the underlying foreign currency exchange markets that will not be reflected immediately in the price of your notes. The possibility of these movements should be taken into account in relating the value of your notes to those in the underlying foreign currency exchange markets. There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the basket used to calculate the payment amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign currency exchange markets.

The Market Value of Your Notes May Be Influenced By Many Factors That are Unpredictable and Interrelated in Complex Ways

The following factors, many of which are beyond our control, will influence the value of your notes:

•	the volatility — i.e., the frequency and magnitude of changes — of the exchange rates of the basket currencies;

•	the level of the basket;

•

economic, financial, regulatory, political, military and other events that affect currency markets generally, and which may affect the basket currency levels (for more detailed description of this factor, see “— The Return on Your Notes Will Depend on Changes in the Exchange Rates of the Basket Currencies and Is Subject to Foreign Currency Exchange Risk” above);

•	interest rates, in particular with respect to the markets relating to the basket currencies and the USD;

•	the time remaining until your notes mature; and

•	our creditworthiness whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the basket currencies relative to the USD based on their historical performance.

The Payment Amount on Your Notes Will Not Be Affected by the Basket Level on Any Date Other Than the Valuation Date

The payment amount that will be paid on your notes at maturity will be determined based on the final basket level on the valuation date. Although the actual basket level on the stated maturity date or at other times during the life of your notes may be higher than the final basket level, you will not benefit from the basket level at any time other than on the valuation date.

The Calculation Agent Can Adjust the Valuation Date if a Scheduled Holiday, Market Disruption Event, or Unscheduled Holiday Occurs

If the calculation agent determines that the valuation date with respect to any exchange rate is not a fixing day because of a scheduled holiday, then the valuation date for such exchange rate will be the immediately preceding fixing day.

If the calculation agent determines that the valuation date with respect to any exchange rate is not a fixing day because of (a) an unscheduled holiday or (b) a market disruption event occurs or is continuing on that day, then in each case the valuation date for such exchange rate will be the first following fixing day on which the calculation agent determines that no unscheduled holiday or market disruption event has occurred or is still continuing, as applicable. In no event, however, will the valuation date for any of the exchange rates be later than the originally scheduled stated maturity date. If the valuation date is postponed to the last possible day, but (a) that day is an unscheduled holiday or (b) on that day a market disruption event occurs or is continuing, that day will nevertheless be the valuation date for such exchange rate. If the calculation agent determines that on the last possible valuation date, as postponed with respect to any exchange rate, the final exchange rate is unavailable because of the occurrence of an unscheduled holiday or a market disruption event or for any other reason, the calculation agent will nevertheless determine on such valuation day, as postponed, the final exchange rate for such currency based on its assessment, made in its sole discretion, in a commercially reasonable manner.

If the Exchange Rates for the Basket Currencies Change, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the exchange rates comprising the basket. Changes in the exchange rates may not result in a comparable change in the market value of your notes. In part, this is because of the weightings assigned to the exchange rates. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Basket Currencies May Impair the Value of Your Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing futures and/or other instruments linked to the basket currencies. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to one or more of the basket currencies, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the valuation date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other currency-linked notes whose returns are linked to changes in one or more of the exchange rates. Any of these hedging activities may adversely affect one or more of the exchange rates and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the basket currencies or instruments whose returns are linked to any of the basket currencies for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect one or more of the exchange rates and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in one or more of the exchange rates. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

Our Business Activities May Create Conflicts of Interest between Your Interests in Your Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged and/or expect to engage in trading activities related to the basket currencies that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. Those trading activities, if they influence the exchange rates for the basket currencies, could be adverse to your interests as a beneficial owner of your notes.

Moreover, one or more of our affiliates have published and, in the future, expect to publish research reports with respect to any of the basket currencies. Any of these activities by any of our affiliates may affect one or more of the exchange rates and, therefore, the market value of your notes and the payment amount on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Market Value of Your Notes, When Your Notes Mature and the Payment Amount You Receive at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final basket level, which we will use to determine the payment amount you will receive on the stated maturity date, and whether to adjust the valuation date, because of a market disruption event, scheduled holiday or unscheduled holiday. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts Of Interest Between Your Interests in Your Notes And Us” above. We may change the calculation agent at any time without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Owning the Notes is Not the Same as Owning the Basket Currencies

The return on your notes will not reflect the return you would realize if you actually purchased any or all of the basket currencies and converted them into USD on the valuation date. Even if the basket currencies appreciate relative to the USD during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the basket currencies to appreciate against the USD while the market value of the notes declines.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Notes Should Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Obligations for United States Federal Income Tax Purposes

The notes should be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes, because you will receive at least 97% of the principal amount of your notes if you hold your notes to maturity. If you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, in each case relating to the Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the front cover page and under “Summary Information” of this prospectus supplement, the following terms will apply to your notes:

Interest: the notes will not bear interest

Specified currency:

•	U.S. Dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your notes will not be the same as a trading day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade dates, issue prices, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, but prior to the settlement date, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Basket Currencies and Exchange Rates

In this prospectus supplement, when we refer to the basket currencies as of any time, we mean the Mexican Peso (MXN), the Australian Dollar (AUD), the Norwegian Krone (NOK), the Indian Rupee (INR), the Singapore Dollar (SGD), and the Malaysian Ringgit (MYR). When we refer to the exchange rates as of any time, we mean the exchange rates for each of the basket currencies, expressed as the foreign currency value of one U.S. Dollar (MXN/USD, AUD/USD, NOK/USD, INR/USD, MYR/USD and SGD/USD).

Payment of Principal on Stated Maturity Date

On the stated maturity date, for each $1,000 face amount, we will pay to the holder of the notes, an amount in cash equal to:

•

if the basket return is greater than or equal to the threshold return, you will receive an amount equal to the greater of (x) the threshold settlement amount and (y) the product of (a) $1,000 times (b) the basket return;

•	if the basket return is less than the threshold return (to be determined on the trade date, expected to be between 2% and 3%), you will receive only the minimum settlement amount.

Minimum settlement amount

The minimum settlement amount will be $970.

Threshold return

The threshold return is expected to be between 2% and 3%.

Threshold settlement amount

The threshold settlement amount is $1,120 per $1,000 face amount of the notes.

Initial basket level

The initial basket level will be set at 100 on the trade date.

Basket return

The quotient of (1) the initial basket level minus the final basket level divided by (2) the initial basket level, expressed as a positive or negative percentage.

Basket weightings

The exchange rates are equally weighted, as shown in the table below:

Exchange Rate	Weighting in Basket
MXN/USD	16 2/3%
AUD/USD*	16 2/3%
NOK/USD	16 2/3%
INR/USD	16 2/3%
SGD/USD	16 2/3%
MYR/USD	16 2/3%

*	The Australian dollar convention is generally quoted as U.S. dollars per Australian dollar (USD/AUD). For calculation consistency purposes, the initial exchange rate for the Australian dollar has been converted to the Australian dollar/U.S. dollar (AUD/USD). The calculation is 1 divided by the observed level of the USD/AUD exchange rate on the relevant date.

Final basket level

The final basket level will equal the initial basket level times the sum of the results of (i) the final exchange rate for each basket currency divided by (ii) the initial exchange rate for each basket currency times (iii) 16 2/3%.

The final basket level will be determined by the calculation agent on the valuation date, subject to the circumstances described under “— Consequences of a Non-Fixing Day” and “— Market Disruption Event” below.

Initial exchange rates

The initial exchange rates for each of the basket currencies will be expressed as the foreign currency value of one U.S. Dollar. The initial exchange rates are set forth in the table below (to be determined on the trade date):

Exchange Rate	Initial Exchange Rate
MXN/USD
AUD/USD
NOK/USD
INR/USD
SGD/USD
MYR/USD

Final exchange rates

Final exchange rates for MXN/USD, AUD/USD, NOK/USD and SGD/USD: with respect to the Mexican Peso, the Australian Dollar, the Norwegian Krone and the Singapore Dollar, the final exchange rate (expressed as the relevant foreign currency value of one U.S. dollar) will be determined on the valuation date by reference to the London mid-market rate published by WM Company and displayed on the relevant Reuters page at 4:00 p.m. London time for such basket currency (or any successor or replacement service or page), as determined by the calculation agent.

Final exchange rate for INR/USD: with respect to the Indian Rupee basket currency, the final exchange rate (expressed as the INR of one U.S. dollar) will be determined on the valuation date by reference to the INR/USD rate published by the Reserve Bank of India which appears on the Reuters Screen RBIB Page at approximately 12:30 p.m., Mumbai time (or any successor or replacement service or page), thereto as determined by the calculation agent.

Final exchange rate for MYR/USD: with respect to the Malaysian Ringgit basket currency, the final exchange rate (expressed as the MYR of one U.S. dollar) will be determined on the valuation date by reference to the MYR/USD rate published by the Association of Banks in Singapore, which appears on the Telerate Page 50157 to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time (or any successor or replacement service or page), as determined by the calculation agent.

The relevant Reuters or Telerate pages for each basket currency are as follows:

Exchange Rate	Reuters or Telerate Page
MXN/USD	WMRSPOT10
AUD/USD	WMRSPOT12
NOK/USD	WMRSPOT06
INR/USD	RBIB
SGD/USD	WMRSPOT13
MYR/USD	Telerate-50157

If the relevant Reuters or Telerate page is not available on the valuation date due to a market disruption event, a non-trading day or any other reason, the final exchange rate for such basket currency will be determined as set forth under “— Consequences of a Non-Fixing Day” below.

Stated maturity date

The stated maturity date will be set on the trade date and is expected to be between 26 and 28 months after the settlement date, unless that day is not a business day. If the valuation date is postponed as described under “— Valuation Date” below, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled stated maturity date to and including the postponed valuation date. In no event will the stated maturity date be postponed by more than five business days.

Valuation date

With respect to any exchange rate, the valuation date will be set on the trade date and is expected to be the fifth fixing day prior to the originally scheduled stated maturity date, unless the calculation agent determines that an unscheduled holiday or a market disruption event has occurred or is continuing on that day or such day is not otherwise a fixing day (except because of a scheduled holiday) with respect to such exchange rate. In that event, the valuation date for such exchange rate will be the first following fixing day on which the calculation agent determines that an unscheduled holiday or a market disruption event does not occur and is not continuing with respect to such exchange rate. In the event that the calculation agent determines that the valuation date with respect to any exchange rate is not a fixing day because of a scheduled holiday, then the valuation date for such exchange rate will be the fixing day immediately preceding the originally scheduled valuation date.

In no event, however, will the valuation date for any of the exchange rates be postponed to a date later than the originally scheduled stated maturity date, or if the originally schedule stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date.

If the valuation date for any exchange rate is postponed to the last possible day, but an unscheduled holiday or a market disruption event occurs or is continuing on that day or such day is not otherwise a fixing day, that day will nevertheless be the valuation date for such exchange rate.

Consequences of a Non-Fixing Day

As indicated above, if an unscheduled holiday or a market disruption event occurs or is continuing with respect to any exchange rate on a day that would otherwise be the valuation date for such exchange rate or such day is not a fixing day, then the valuation date for such exchange rate will be postponed to the next fixing day or, if the originally scheduled valuation date is not a fixing day because of a scheduled holiday, the immediately preceding fixing day on which an unscheduled holiday or a market disruption event does not occur and is not continuing with respect to such exchange rate. In no event, however, will the valuation date for any of the exchange rates be postponed past the originally scheduled stated maturity date.

If the calculation agent determines that the final exchange rate for any basket currency that must be used to determine the payment amount is not available on the last possible valuation date because of an unscheduled holiday or a continuing market disruption event or a non-fixing day, that day will nevertheless be the valuation day for such basket currency and the calculation agent will determine the final basket level based on its assessment, made in its sole discretion, of the final exchange rate of any such basket currency on that day in a commercially reasonable manner.

A market disruption event with respect to an exchange rate will not by itself constitute a market disruption event with respect to the other exchange rates.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of the notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest due on any interest payment date via wire transfer or by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day has a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the final basket level, the basket return, the final exchange rates, market disruption events, scheduled holidays, unscheduled holidays, stated maturity date, valuation date, fixing days, business days, the default amount and the payment amount on your notes to be made at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Fixing Day

When we refer to a fixing day with respect to your notes, we mean, for the Mexican Peso, Australian Dollar, Norwegian Krone and Singapore

Dollar, a day on which the London mid-market rate is published by WM Company and displayed on the relevant Reuters page at 4:00 p.m., London time (or any successor or replacement service or page), for the Indian Rupee, a day on which the INR/USD rate is published by the Reserve Bank of India on the relevant Reuters page at approximately 12:30 p.m., Mumbai time (or any successor or replacement service or page), or for the Malaysian Ringgit, a day on which the MYR/USD rate is published by the Association of Banks in Singapore on the relevant Telerate page at approximately 11:30 a.m., Singapore time (or any successor or replacement service or page)

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York Business Day as defined in the accompanying prospectus.

Unscheduled and Scheduled Holiday

Unscheduled holiday means, with respect to any of the exchange rates, a day on which the basket currency exchange rate, with respect to the final exchange rates, will not be published and displayed on the relevant Reuters or Telerate page at the relevant time (or any successor or replacement or similar services or page thereto as determined by the calculation agent in its sole discretion) and the market is made aware of such unscheduled holiday (by means of a public announcement or by reference to other publicly announced information) after 9:00 a.m. New York time on the date that is two fixing days prior to the unscheduled holiday.

Scheduled holiday means, with respect to any of the exchange rates, a day on which the basket currency exchange rate, with respect to the final exchange rates, will not be published and displayed on the relevant Reuters or Telerate page the relevant time (or any successor or replacement or similar services or page thereto as determined by the calculation agent in its sole discretion) and the market is made aware of such scheduled holiday (by means of a public announcement or by reference to other publicly announced information) at or before 9:00 a.m. New York time on the date that is two fixing days prior to the scheduled holiday.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of the notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the valuation date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Asia, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

With respect to each exchange rate, a market disruption event will occur when the final exchange rates are not made available and displayed on their corresponding Reuters or Telerate page at the relevant time (or any successor or replacement service or page).

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and/or other instruments linked to foreign currencies on or before the trade dates. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to any one or more foreign currencies. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in listed or over-the-counter options, futures or other instruments linked to foreign currencies,

•

may take or dispose of positions in listed or over-the-counter options or other instruments based on foreign currencies designed to track the performance of the stock exchanges or other components of the equity markets, and/or

•	may take short positions in the other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the basket currencies or other foreign currencies. We expect these steps to involve sales of instruments linked to the basket currencies and other foreign currencies on or shortly before the valuation date. These steps also may involve sales and/or purchases of listed or over-the-counter options, futures or other instruments linked to any one or more of the basket currencies or other foreign currencies or other components of the U.S., European and Asian equity markets.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific To Your Notes — Trading And Other Transactions By Goldman Sachs In Instruments Linked To The Basket Currencies Or The Basket Currencies May Impair The Value Of Your Notes” and “— Our Business Activities May Create Conflicts Of Interest Between Your Interests in Your Notes And Us” above for a discussion of these adverse effects.

THE BASKET CURRENCIES

We have derived all information regarding each of the exchange rates contained in this prospectus supplement from publicly available information, without independent verification.

Historical Basket Return Example

We have assumed for the following historical basket return example that the final basket levels of the basket currencies determined on the valuation date will be the same as it is on the stated maturity date. We have further assumed that the notes are purchased on the original issue date and held until the stated maturity date. If you sell your notes before the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the example below. Some of these factors are explained in more detail in this prospectus supplement.

The following chart is based on the basket return for the period from June 29, 2005 through

June 29, 2010 of a basket which is equally weighted on June 29, 2005 and does not take into account any taxes you may owe as a result of owning your notes; no one can predict what the final basket level of each of the exchange rates will be on the valuation date. The basket return can appreciate or depreciate due to changes in the exchange rates of any of the underlying basket currencies relative to the USD.

For these reasons, the actual performance of the basket over the life of the offered notes, as well as the payment amount at maturity may bear little relation to the historical basket returns in the example shown below. The historical information about the basket during recent periods is set forth below.

The chart below assumes that there is no change in or affecting the exchange rates or the method by which the calculation agent calculates the basket returns and that no market disruption events occur with respect to the underlying exchange rates on the valuation date.

Historical Basket Return

Historical Exchange Rates

The respective exchange rates have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in any of the exchange rates during any period shown below is not an indication that such exchange rates are more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rates will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and the U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rates. The actual performance of the exchange rates over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical exchange rates shown below.

The following tables set forth the published high, low and end of quarter daily exchange rates for each of the exchange rates for each calendar quarter from January 1, 2005 to June 29, 2010, as published by WM Company, the Reserve Bank of India or the Association of Banks in Singapore, as applicable, and displayed on the relevant Reuters or Telerate pages for such periods. As set forth in the following tables, a decrease in an exchange rate for a given day indicates a weakening of the relevant basket currency against the USD, while an increase in an exchange rate indicates a relative strengthening of that basket currency against the USD. We obtained the information in the tables below from WM Company, the Reserve Bank of India or the Association of Banks in Singapore, as applicable, without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the final basket level will be equal to or greater than the initial basket level or that the payment amount at maturity will be greater than the face amount of your notes.

Quarterly High, Low and Period End Exchange Rates of MXN versus USD

	High	Low	Period End
2005
Quarter ended March 31	11.4135	10.9818	11.1815
Quarter ended June 30	11.2405	10.7565	10.7804
Quarter ended September 30	10.8894	10.5766	10.7837
Quarter ended December 31	10.9325	10.4056	10.6377

2006
Quarter ended March 31	10.9850	10.4284	10.8933
Quarter ended June 30	11.4930	10.8123	11.2877
Quarter ended September 30	11.1682	10.7485	10.9988
Quarter ended December 31	11.0850	10.6975	10.8269

2007
Quarter ended March 31	11.1915	10.7638	11.0115
Quarter ended June 30	11.0361	10.7216	10.7920
Quarter ended September 30	11.2456	10.7322	10.9347
Quarter ended December 31	11.0161	10.6680	10.9143

	High	Low	Period End
2008
Quarter ended March 31	10.9858	10.6661	10.6666
Quarter ended June 30	10.6085	10.2768	10.3038
Quarter ended September 30	10.9874	9.9169	10.9874
Quarter ended December 31	14.0613	10.9945	13.8485

2009
Quarter ended March 31	15.3835	13.3585	14.1030
Quarter ended June 30	13.9925	23.8610	13.1703
Quarter ended September 30	13.8104	12.8078	13.5051
Quarter ended December 31	13.7062	12.5827	13.0554

2010
Quarter ended March 31	13.1660	12.3253	12.3253
Quarter ending June 30 (through June 29, 2010)	13.2330	12.1650	12.8368

Quarterly High, Low and Period End Exchange Rates of AUD versus USD

	High	Low	Period End
2005
Quarter ended March 31	1.3230	1.2524	1.2927
Quarter ended June 30	1.3310	1.2777	1.3119
Quarter ended September 30	1.3507	1.2911	1.3095
Quarter ended December 31	1.3762	1.3107	1.3632

2006
Quarter ended March 31	1.4214	1.3220	1.4024
Quarter ended June 30	1.3932	1.2878	1.3460
Quarter ended September 30	1.3503	1.2973	1.3400
Quarter ended December 31	1.3465	1.2627	1.2687

2007
Quarter ended March 31	1.2954	1.2340	1.2379
Quarter ended June 30	1.2287	1.1786	1.1787
Quarter ended September 30	1.2757	1.1300	1.1300
Quarter ended December 31	1.1660	1.0675	1.1389

2008
Quarter ended March 31	1.1598	1.0555	1.0955
Quarter ended June 30	1.1066	1.0377	1.0420
Quarter ended September 30	1.2716	1.0179	1.2677
Quarter ended December 31	1.6469	1.2651	1.4343

2009
Quarter ended March 31	1.5847	1.3972	1.4393
Quarter ended June 30	1.4407	1.2194	1.2369
Quarter ended September 30	1.2872	1.1331	1.1331
Quarter ended December 31	1.1538	1.0672	1.1119

2010
Quarter ended March 31	1.1564	1.0742	1.0895
Quarter ending June 30 (through June 29, 2010)	1.2276	1.0699	1.1718

Quarterly High, Low and Period End Exchange Rates of NOK versus USD

	High	Low	Period End
2005
Quarter ended March 31	6.5616	6.0710	6.3144
Quarter ended June 30	6.5913	6.2252	6.5378
Quarter ended September 30	6.6823	6.2126	6.5243
Quarter ended December 31	6.8117	6.4309	6.7713

2006
Quarter ended March 31	6.8613	6.5177	6.5629
Quarter ended June 30	6.5203	5.9959	6.2226
Quarter ended September 30	6.6147	6.1199	6.5187
Quarter ended December 31	6.7785	6.0960	6.2264

2007
Quarter ended March 31	6.4792	6.0679	6.1041
Quarter ended June 30	6.1194	5.8972	5.9064
Quarter ended September 30	5.9923	5.4223	5.4223
Quarter ended December 31	5.6006	5.2690	5.4299

2008
Quarter ended March 31	5.5579	5.0818	5.0818
Quarter ended June 30	5.2407	4.9584	5.0935
Quarter ended September 30	5.9123	5.0376	5.9123
Quarter ended December 31	7.2939	5.9140	7.0021

2009
Quarter ended March 31	7.2369	6.3138	6.7521
Quarter ended June 30	6.8355	6.1703	6.4366
Quarter ended September 30	6.5413	5.7993	5.8023
Quarter ended December 31	5.8896	5.5411	5.7768

2010
Quarter ended March 31	6.0609	5.6172	5.9357
Quarter ending June 30 (through June 29, 2010)	6.7015	5.8597	6.4991

Quarterly High, Low and Period End Exchange Rates of INR versus USD

	High	Low	Period End
2005
Quarter ended March 31	43.8750	43.3800	43.6650
Quarter ended June 30	43.7700	43.2350	43.4800
Quarter ended September 30	44.0900	43.1250	43.9650
Quarter ended December 31	46.2600	44.0750	45.0100

2006
Quarter ended March 31	44.9300	44.0200	44.5650
Quarter ended June 30	46.3900	44.4500	46.0400
Quarter ended September 30	46.9925	45.8600	45.9250
Quarter ended December 31	45.9250	44.2550	44.2600

	High	Low	Period End
2007
Quarter ended March 31	44.6250	43.035	43.4650
Quarter ended June 30	43.4650	40.4950	40.7275
Quarter ended September 30	41.3650	39.7050	39.8475
Quarter ended December 31	39.8900	39.3025	39.4150

2008
Quarter ended March 31	40.7250	39.2700	40.1200
Quarter ended June 30	43.0250	39.9235	43.0250
Quarter ended September 30	46.9650	42.0650	46.9650
Quarter ended December 31	50.2750	46.6250	48.7200

2009
Quarter ended March 31	51.9700	48.2800	40.1200
Quarter ended June 30	50.7350	46.9650	43.0850
Quarter ended September 30	49.0900	47.5300	46.9650
Quarter ended December 31	47.7400	46.6250	48.7200

2010
Quarter ended March 31	46.8050	44.8950	44.8950
Quarter ended June 30 (through June 29, 2010)	47.7050	44.2850	46.4850

Quarterly High, Low and Period End Exchange Rates of SGD versus USD

	High	Low	Period End
2005
Quarter ended March 31	1.6516	1.6186	1.6493
Quarter ended June 30	1.6873	1.6345	1.6873
Quarter ended September 30	1.7011	1.6459	1.6895
Quarter ended December 31	1.7058	1.6621	1.6628

2006
Quarter ended March 31	1.6527	1.6145	1.6182
Quarter ended June 30	1.6164	1.5642	1.5814
Quarter ended September 30	1.5957	1.5678	1.5864
Quarter ended December 31	1.5916	1.5343	1.5343

2007
Quarter ended March 31	1.5437	1.5157	1.5184
Quarter ended June 30	1.5425	1.5114	1.5295
Quarter ended September 30	1.5347	1.4845	1.4845
Quarter ended December 31	1.4848	1.4388	1.4395

2008
Quarter ended March 31	1.4457	1.3775	1.3782
Quarter ended June 30	1.3864	1.3512	1.3587
Quarter ended September 30	1.4460	1.3463	1.4297
Quarter ended December 31	1.5322	1.4270	1.4408

	High	Low	Period End
2009
Quarter ended March 31	1.5563	1.4517	1.5202
Quarter ended June 30	1.5227	1.4372	1.4474
Quarter ended September 30	1.4645	1.4091	1.4091
Quarter ended December 31	1.4141	1.3796	1.4040

2010
Quarter ended March 31	1.4223	1.3873	1.3981
Quarter ending June 30 (through June 29, 2010)	1.4203	1.3684	1.4025

Quarterly High, Low and Period End Exchange Rates of MYR versus USD

	High	Low	Period End
2005
Quarter ended March 31	3.8000	3.8000	3.8000
Quarter ended June 30	3.8000	3.8000	3.8000
Quarter ended September 30	3.8000	3.7463	3.7690
Quarter ended December 31	3.7810	3.7695	3.7795

2006
Quarter ended March 31	3.7790	3.6831	3.6831
Quarter ended June 30	3.6875	3.5765	3.6745
Quarter ended September 30	3.6950	3.6415	3.6880
Quarter ended December 31	3.6955	3.5280	3.5280

2007
Quarter ended March 31	3.5300	3.4505	3.4575
Quarter ended June 30	3.4830	3.3870	3.4525
Quarter ended September 30	3.5155	3.4015	3.4075
Quarter ended December 31	3.4115	3.3070	3.3070

2008
Quarter ended March 31	3.3105	3.1585	3.1985
Quarter ended June 30	3.2775	3.1320	3.2675
Quarter ended September 30	3.4735	3.2195	3.4425
Quarter ended December 31	3.6400	3.4425	3.4600

2009
Quarter ended March 31	3.7280	3.4675	3.6455
Quarter ended June 30	3.6475	3.4715	3.5150
Quarter ended September 30	3.6020	3.4610	3.4610
Quarter ended December 31	3.4795	3.3625	3.4240

2010
Quarter ended March 31	3.4440	3.2620	3.2620
Quarter ending June 30 (through June 29, 2010)	3.3645	3.1835	3.2475

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. Federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a regulated investment company;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

The notes should be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes, because you will receive at least 97% of the principal amount of your notes if you hold your notes to maturity. The discussion below assumes that the notes will be treated as such. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the notes will not be foreign currency denominated debt obligations because the “predominant” currency of the notes is the U.S. dollar. Accordingly, we will treat the notes as being denominated in U.S. dollars, and payments on the notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment debt obligations. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.

We have determined that the comparable yield for the notes is equal to     % per annum, compounded semi-annually, with a projected payment at maturity of $             based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, you would be required to report the following amounts as ordinary income from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
, 2010 through December 31, 2010	$	$
January 1, 2011 through December 31, 2011	$	$
January 1, 2012 through , 2012	$	$

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment obligations) as of the time you purchase your notes. The original issue price of your notes will be the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described above even if you purchase your notes in the initial offering if you purchase your notes at a price other than the issue price.

If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity, by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange, or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes), increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.

Any gain you recognize upon the sale, exchange, or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes. In addition, pursuant to recently enacted legislation, payments on the notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the offered notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the offered notes, (b) none of the purchase, holding or disposition of the offered notes or the exercise of any rights related to the offered notes will result in a non-exempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA, or with respect to a governmental plan under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover page of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the front cover page of this prospectus supplement. In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on                     , 2010, which is expected to be the fifth scheduled business day following the trade date and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the offered notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the offered notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The offered notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the offered notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998 as amended, the “FIEL”) and each underwriter has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the offered notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

The offered notes have not been and will not be registered with the National Securities Registry (Registro Nacional de Valores), maintained by the Mexican National Banking and Securities Commission (Cómisión Nacional Bancaria de Valores), and may not be offered or sold publicly in Mexico. The offered notes may be sold in Mexico, by any person, including The Goldman Sachs Group, Inc., pursuant to the private placement exemption, set forth in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores), to the investors and under the terms specified in such Article.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

TABLE OF CONTENTS

Prospectus Supplement

Summary Information	S-2
Hypothetical Examples	S-5
Additional Risk Factors Specific to Your Notes	S-8
Specific Terms of Your Notes	S-14
Use of Proceeds and Hedging	S-20
The Basket Currencies	S-21
Supplemental Discussion of Federal Income Tax Consequences	S-27
Employee Retirement Income Security Act	S-30
Supplemental Plan of Distribution	S-31
Conflicts of Interest	S-33

Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995.	144

$

The Goldman Sachs Group, Inc.

Currency-Linked Notes due

(Linked to a Basket of Exchange Rates)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.